FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

> **Press release in relation to the proposed issue of a fixed rate 5 year IDR Bond Series IV by PT. Indofood Sukses Makmur Tbk. ("Indofood"), a 51.5% subsidiary of the Company.**

Dated this 3rd day of April, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

NEWS
RELEASE

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
GROUP CORPORATE COMMUNICATIONS

24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com
(Incorporated in Bermuda with limited liability)

Tuesday, 3 April 2007

INDOFOOD TO LAUNCH IDR BOND SERIES IV

The attached press release is released today in Jakarta by Indofood, in which the First Pacific Group holds an economic interest of 51.5 per cent.

Indofood is the premier processed-foods company in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four major business groups, Indofood offers a wide range of food products: Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods, and Food Seasonings), Bogasari (flour and pasta), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country. Further information on Indofood can be found at www.indofood.co.id.

* * *

For further information, please contact:

Werianty Setiawan — Tel: (62-21) 522 8822 ext. 253
Head of Investor Relations

Indofood

Press Release

Indofood to Launch IDR Bond Series IV

Jakarta, April 3, 2007 – PT. Indofood Sukses Makmur Tbk today conducted Due Diligence Meeting and Public Expose in connection with the plan to issue a fixed rate 5 year IDR Bond Series IV, with total amount up to IDR1.5 trillion.

The proposed bond received an idAA+ rating (double A plus, stable outlook) from the rating agency, Pefindo.

In line with the company policy to further reduce its foreign exchange exposure and mitigate the effects of fluctuation in interest cost, the net proceeds will be used to refinance its foreign currency debts as well as short term IDR debts.

The offering of the bond is expected to be carried out in the first week of May 2007, upon receiving approval from the Bapepam & LK. The bond will be listed in the Surabaya Stock Exchange.

Mandiri, Danareksa, Trimegah and Danatama Makmur Securities are the Joint Lead Underwriters for the bond issuance.

PT. INDOFOOD SUKSES MAKMUR Tbk
Board of Directors

END